Filed by Waters Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Waters Corporation

Commission File No.: 001-14010

The following excerpts are from a transcript of a conference call held as part of the Jefferies Global Healthcare Conference on November 18, 2025, and attended by Udit Batra, CEO and President of Waters Corporation (“Waters”), which included discussions in connection with the proposed business combination between Waters and Augusta SpinCo Corporation (“SpinCo”), a wholly owned subsidiary of Becton, Dickinson and Company (“BD”).

Tycho W. Peterson

Jefferies LLC, Research Division

And chemistry was up 13%, up double digits, low double digits year-to-date. You are well above the kind of pre-COVID run rate of typically 6%, 7%. So given new product cadence, is this the new norm?

Udit Batra

President, CEO & Director

Not 11%, not 13%, but trending in the right direction. Look, let’s break it down a little bit, right? So, we started to invest in bioseparations 5 years ago quite significantly. Over 70% of our R&D spend in our columns is now towards biologic applications, right? So, that’s a significant change from the past.

And over the last 3 to 4 years, you’ve seen very significant innovations come to the market. First was — were the MaxPeak Premier columns. This is a bio-inert surface, which is relevant for all large molecules, right? So large molecules are sticky. They stick to many surfaces. We created a bio-inert surface. And that then allowed us to build on it.

We’ve launched SEC columns for size exclusion. The columns that did extremely well versus last year and this is where you saw incredible growth where some of the SEC columns, which are highly targeted, but also our protein A columns. Here we basically took antibodies and attach them to particles. And this is a very significant new platform. These products have grown faster than any products that we’ve launched in the history of Waters. And so, that’s why you saw a spike in the growth, 13% this quarter, 11% year-to-date.

Over the mid- to long term, I would expect our chemistry growth rate to go from 6% to 7% to high single digits, just given the amount of — given the fraction of portfolio that is now targeted towards large molecules, which grow faster.

Another way to think about it is the bioseparations — the bioprocessing market. There, the consumables are proportional to biologics, biologics production, right? And the same thing will be true for bioseparations. So, that’s another way to sort of anchor the logic.

And so yes, the answer to your question, it’s a long answer to your question. I wanted to give you all the caveats, so you don’t start modeling 11% already. But over time, we expect the growth rate in chemistry to be high single digits to low double digits for sure.

And with BD coming in, it unlocks several programs rather quickly. And so, you will probably see some of these spikes go up and down, and the slope of the line will continue to rise.

Tycho W. Peterson

Jefferies LLC, Research Division

Maybe we could shift over to BD and curious thoughts on their 3Q results and how did that track relative to your own internal model?

Udit Batra

President, CEO & Director

I think — look, I mean, it’s an interesting question and one that we get a lot. One thing I would tell you is we don’t run the business today. So whatever I say is with hesitation and also with not a ton of confidence, because we are not dug into everything, right? But that said, it’s going according to our model, according to our plan, pluses and minuses, right? So the plus is being that the FACSDiscover S8, as I spoke to several customers, small pharma, academia, large pharma, universally, this is the best product in the market.

And since it was launched, there’s been a funding slowdown. So there’s a lot of pent-up demand, right? And that started to pick up, especially in the U.S. and in Europe. So that’s an upside, while on the diagnostics side in microbiology, BioMérieux reported as well, they were a bit slower as was BD’s business.

So puts and takes, but by and large, within error bars of what we had modeled. And don’t expect it to be much different in the guidance either, right? So as I said, we are spending now more time doing integration planning, as opposed to going back to the model and saying, what did we get it? What do we get wrong? Right now, my entire focus is on day 1 planning, day 100 planning. So everybody who comes into the new company has a boss and has a seat and they go to a desk, they actually have a laptop. So we need to make sure that happens. So when the lights turn on, everybody’s desktop turns on.

Second, we’re taking what we talked about with you externally as well on the synergies. We’ve broken them down into roughly 400 initiatives with individual owners, and those are now being populated, right? So that’s where the time is spent, and I’m enjoying that a lot.

Tycho W. Peterson

Jefferies LLC, Research Division

Maybe just touch on some of the innovation there too, new flow, new back tech. Talk a little bit about how you’re thinking about those in the next year.

Udit Batra

President, CEO & Director

So, I think, I mean it’s difficult to sort of take a wide portfolio and talk about everything, but let’s pick three to four, right? So the FACSDiscover S8 is a flow cytometer that basically measures 50 parameters and has an imaging technology with it. It’s the only one in the industry. So KOLs and key customers can’t wait to get their hands on it.

Second, the simpler version of it is going to be launched in 2026, that is relevant for cell therapy and clinical use, right? So there’s a pipeline of products that are coming on that front.

Second is the FXI, which is the incubator for microbiology. It is a product that’s been in the pipeline for a while for BD. It’s frankly speaking, they’ve been a bit slower than the only competitor who has a product there and the product is going to get launched in Q1, Q2 next year and slowly going to get rolled out across the globe, and there’s roughly 20,000 of those instruments that need to be replaced. Right? So something that we know how to do at Waters, and we feel very good that we’ll be able to accelerate that.

So, those are two very significant innovations. The third one is BD COR. This is basically HPV testing. It’s a high-throughput HPV testing, molecular high-throughput testing clinical diagnostic tool. And it is the only one with home collection, especially in the U.S. So, once that’s been approved, we expect that to grow rather rapidly. So these are three pretty significant new platforms that are getting launched. And feel very good about what we’re going to be able to do to get them moving.

Tycho W. Peterson

Jefferies LLC, Research Division

Anywhere you’ve been most surprised on the integration planning front? You announced a deal in July, you’ll close the end of March. So you have a long kind of runway here to plan it out.

Udit Batra

President, CEO & Director

Yes. I think more positive surprises than negative. Right? Significant opportunity on the microbiology workflow. Now there’s an unmet need there to do rapid identification of microbes and determine the antibiotic that is needed to kill it, right?

So, the workflow itself has a lot of improvements that one can bring. But equally, as we looked at where Waters can immediately add value. The first place is to take that workflow into QA/QC in sterile testing of pharmaceuticals, right? That’s roughly a $300 million market, growing double digits. BioMérieux has most of that market, and we think we can enter that with our commercial footprint.

And second is the MALDI-TOF that currently is sourced from a competitor. We have our own prototypes. It’s already existing at Waters. So there are three different work streams already in play to try and replace that over a certain period of time. So pretty excited about what we’re seeing there.

So I would say, learning more, not negative surprises, but more positive surprises on what else we can do. And then, of course, the market dynamics is the market dynamics, right? So academia, et cetera, a bit slower than one would have imagined early on, but nothing dramatic.

Tycho W. Peterson

Jefferies LLC, Research Division

There’s another bucket for you. We kind of call it idiosyncratic growth drivers, right? It’s PFAS. It’s GLP. Talk about how these markets, I guess, have evolved relative to expectation. And if we’re sitting here a year or 2 years from now, are there new ones that are popping up?

Udit Batra

President, CEO & Director

Very early days on PFAS, right? It’s grown 40% again year-to-date of a $55 million or $56 million base from last year. We had signed up for half of that. The market is growing half of that rate. So, ahead of target on PFAS testing. The unmet needs are still pretty significant. The TQ Absolute XR wins more than it loses, given its sensitivity and there, I think you probably saw it in Wilmslow as well, instead of having to service the instrument after 2 weeks, you can now service it after 20 weeks, just the enhancement that was made recently on that particular product.

GLP-1 testing revenue, think of it in three different dimensions: the columns. We are specked into the two largest GLP-1 providers, we are specked into the late-stage oral compound, we are specked into generics. So you can see on the GLP-1 testing, on the columns, on instruments, on in-line testing, it’s a very significant share there. And that revenue doubled from last year, right?

And India, in our model at the Investor Day, we had said 70 to 100 basis points of accretive — accretion on our baseline growth. It’s been growing well ahead of that. That was a mid-teens growth. We’ve been growing high teens with India.

So, all three going in the right direction. I think at some point, you’ll see these get into the baseline. And at that point, the new initiatives with the BD acquisition, with bioanalytical, bioseparations, and LC-MS in diagnostics will start to kick in and create the sustainable growth rate to be at a higher level.

Additional Information and Where to Find It

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and otherwise in accordance with applicable law.

In connection with the proposed transaction between Waters, SpinCo and BD, the parties intend to file relevant materials with the U.S. Securities and Exchange Commission (the “SEC”), including, among other filings, a registration statement on Form S-4 to be filed by Waters (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Waters and a definitive proxy statement/prospectus of Waters, the latter of which will be mailed to stockholders of Waters, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from BD. INVESTORS AND SECURITY HOLDERS OF WATERS AND BD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Waters, SpinCo or BD through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Waters will be available free of charge on Waters’ website at waters.com under the tab “About Waters” and under the heading “Investor Relations” and subheading “Financials—SEC Filings.” Copies of the documents filed with the SEC by BD and SpinCo will be available free of charge on BD’s website at bd.com under the tab “About BD” and under the heading “Investors” and subheading “SEC Filings.”

Participants in the Solicitation

Waters and BD and their respective directors and executive officers may be considered participants in the solicitation of proxies from Waters’ stockholders in connection with the proposed transaction. Information about the directors and executive officers of Waters is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 25, 2025, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on April 9, 2025. To the extent holdings of Waters’ securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Waters and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction. Information about the directors and executive officers of BD is set forth in its Annual Report on Form 10-K for the year ended September 30, 2024, which was filed with the SEC on November 27, 2024, and its proxy statement for its 2025 annual meeting, which was filed with the SEC on December 19, 2024. To the extent holdings of BD’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Waters’ website and BD’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This communication includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction among Waters, BD and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the proposed transaction, the ability of the parties to complete the proposed transaction, the expected benefits of the proposed transaction, including the amount and timing of synergies from the proposed transaction, the tax consequences of the proposed transaction, the terms and scope of the expected financing in connection with the proposed transaction, the aggregate amount of indebtedness of the combined company following the closing of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward looking statements.

These forward-looking statements are based on Waters’ and BD’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Waters’ and BD’s control. None of Waters, BD, SpinCo or any of their respective directors, executive officers, or advisors make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Waters or BD. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, these developments could have a material adverse effect on Waters’ and BD’s businesses and the ability to successfully complete the proposed transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the proposed transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the stockholders of Waters may not be obtained; (2) the risk that the proposed transaction may not be completed on the terms or in the time frame expected by Waters, BD and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the proposed transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the proposed transaction; (5) failure to realize the anticipated benefits of the proposed transaction, including as a result of delay in completing the proposed transaction or integrating the businesses of Waters and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the proposed transaction; (10) the risk that stockholder litigation in connection with the proposed transaction or other litigation, settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies around tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of BD; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the proposed transaction, or other effects of the pendency of the proposed transaction on the relationship of any of the parties to the transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Waters’ and BD’s reports filed with the SEC, including Waters’ and BD’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the proposed transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this communication. None of Waters, BD or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.